# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Range Capital Acquisition Corp II, CIK 0002078653
CUSIP: G7375J103
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: 44 Main Street, Cold Spring Harbor, New York (NY), 11724
Date of event which requires filing of this statement: 10/06/2025
Filed by CIK 0002089986
Persons authorized to receive notices and communications: Tim Rotolo, 44 Main Street, Cold Spring Harbor, New York (NY), 11724, (631) 246-0340

## Reporting persons
- Range Capital Acquisition Sponsor II, LLC (CIK 0002089986): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 7,971,667; shared voting power 0; sole dispositive power 7,971,667; shared dispositive power 0; aggregate amount beneficially owned 7,971,667 (25.5% of the class)
  Comment: (1) Includes 430,000 of the Issuer's Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and 7,541,667 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Ordinary Shares" in the Issuer's registration statement on Form S-1 (File No. 333-290118). The 430,000 Class A Ordinary Shares are included in units (each unit consisting of one Class A Ordinary Share and one-half of one redeemable warrant), acquired pursuant to a Private Placement Units Purchase Agreement by and between Range Capital Acquisition Sponsor II, LLC (the "Sponsor") and the Issuer.
  
  (2) Excludes 215,000 Class A Ordinary Shares which are issuable upon the exercise of 215,000 warrants included in the private placement units.
- Tim Rotolo (CIK 0002048671): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 7,971,667; shared voting power 0; sole dispositive power 7,971,667; shared dispositive power 0; aggregate amount beneficially owned 7,971,667 (25.5% of the class)
  Comment: (1) Includes 430,000 of the Issuer's Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and 7,541,667 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Ordinary Shares" in the Issuer's registration statement on Form S-1 (File No. 333-290118). The 430,000 Class A Ordinary Shares are included in units (each unit consisting of one Class A Ordinary Share and one-half of one redeemable warrant), acquired pursuant to a Private Placement Units Purchase Agreement by and between Range Capital Acquisition Sponsor II, LLC (the "Sponsor") and the Issuer.
  
  (2) The Sponsor is the record holder of the shares reported herein. Mr. Rotolo indirectly controls the management of the Sponsor, including the exercise of voting and investment discretion with respect to the ordinary shares held of record by the Sponsor. Mr. Rotolo disclaims any beneficial ownership of any securities held by the Sponsor except to the extent of his pecuniary interest therein.
  
  (3) Excludes 215,000 Class A Ordinary Shares which are issuable upon the exercise of 215,000 warrants included in the private placement units.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Name of issuer: Range Capital Acquisition Corp II
Address of issuer's principal executive offices: 44 Main Street, Cold Spring Harbor, New York (NY), 11724

## Item 2. Identity and Background
Name of person filing: Tim Rotolo
Residence or business address: 44 Main Street, Cold Spring Harbor, NY 11724
Present principal occupation or employment: Chief Executive Officer, Range Capital Acquisition Corp II
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price for the Ordinary Shares currently beneficially owned by the Reporting Persons was $4,324,673.92. The source of these funds was the working capital of the Sponsor.

## Item 4. Purpose of Transaction
Purpose of transaction:
On June 30, 2025, the Sponsor, independent director nominees and special advisor paid an aggregate of $24,673.92 to cover certain of the Issuer's offering costs in exchange for 7,566,667 founder shares (the "Founder Shares"), pursuant to the Securities Subscription Agreements dated as of June 30, 2025 between the Sponsor and the Issuer (the "Founder Share Purchase Agreement") as more fully described in Item 6 of this Section 13D, which information is incorporated by reference. In September, 2025, the Sponsor transferred 25,000 Founder Shares to the Chief Financial Officer of the Issuer. As a result of the full exercise of the over-allotment option by the underwriters, none of the Founder Shares were forfeited by the Sponsor, resulting in the Sponsor holding 7,541,667 Founder Shares.

On October 6, 2025, simultaneously with the consummation of the Issuer's Initial Public Offering (the "IPO"), the Sponsor purchased 430,000 units ("Placement Units") of the Issuer at $10.00 per Placement Unit, pursuant to a Private Placement Units Purchase Agreement, dated as of October 2, 2025, by and between the Issuer and the Sponsor (the "Placement Units Purchase Agreement"), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one Class A Ordinary Share and one-half of one redeemable warrant (as described more fully in the Issuer's Final Prospectus dated October 2, 2025).

The Ordinary Shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below. Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D. With respect to paragraph (b) of Item 4, the Issuer is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Persons have agreed (A) to vote their shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons (on the basis of a total of 31,201,667 Ordinary Shares, including 25,660,000 Class A ordinary shares and 7,541,667 Class B Ordinary Shares outstanding as of October 6, 2025) are as follows:

Sponsor - Amount beneficially owned: 7,971,667 and Percentage: 25.5%; and

Tim Rotolo - Amount beneficially owned: 7,971,667 and Percentage: 25.5%.
Number of shares as to which each person has sole or shared power to vote or dispose:
The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons on the basis of a total of 31,201,667 Ordinary Shares, including 25,660,000 Class A ordinary shares and 7,541,667 Class B Ordinary Shares outstanding as of October 6, 2025, are as follows:

Sponsor

Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 7,971,667,
ii. Shared power to vote or to direct the vote: 0,
iii. Sole power to dispose or to direct the disposition of: 7,971,667, and
iv. Shared power to dispose or to direct the disposition of: 0;

Tim Rotolo

Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 7,971,667,
ii. Shared power to vote or to direct the vote: 0,
iii. Sole power to dispose or to direct the disposition of: 7,971,667,
iv. Shared power to dispose or to direct the disposition of: 0.

Mr. Rotolo indirectly controls the management of the Sponsor, including the exercise of voting and investment discretion with respect to the ordinary shares held of record by the Sponsor. Mr. Rotolo disclaims any beneficial ownership of any securities held by the Sponsor except to the extent of his pecuniary interest therein.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions of Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 of this Schedule 13D, which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Securities Subscription Agreement between the Issuer and Sponsor

On June 30, 2025, the Sponsor paid $24,673.92 to cover certain of the Issuer's offering costs in exchange for 7,566,667 Class B Ordinary Shares (the "Founder Shares"). The description of the Founder Shares Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.7 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on September 29, 2025 (and is incorporated by reference herein as Exhibit 10.1).

Private Placement Units Purchase Agreement

On October 6, 2025, simultaneously with the consummation of the IPO, the Sponsor purchased 430,000 Placement Units pursuant to the Private Placement Units Purchase Agreement. The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Private Placement Units Purchase Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer's initial business combination, subject to certain limited exceptions as described in the Insider Letter (as defined below). The description of the Private Placement Units Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 7, 2025 (and is incorporated by reference herein as Exhibit 10.2).

Insider Letter Agreement

On October 2, 2025, in connection with the IPO, the Issuer, the Sponsor and certain other parties thereto entered into a letter agreement (the "Insider Letter"). Among other things, pursuant to the Insider Letter, the Sponsor and the Issuer's officers and directors agreed to (i) waive their redemption rights with respect to any shares held by them in connection with the completion of the Issuer's initial business combination; (ii) waive their redemption rights with respect to any shares held by them in connection with a shareholder vote to approve an amendment to the Issuer's amended and restated memorandum and articles of association (A) to modify the substance or timing of the Issuer's obligation to allow redemption in connection with an initial business combination or to redeem 100% of the public shares if the Issuer has not consummated an initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders' rights or pre-initial business combination activity; (iii) waive their rights to liquidating distributions from the trust account with respect to their founder shares and private placement shares if the Issuer fails to complete its initial business combination within the completion window, although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if the Issuer fails to complete its initial business combination within the prescribed time frame and to liquidating distributions from assets outside the trust account; and (iv) vote any founder shares and private placement shares held by them and any public shares purchased during or after the IPO (including in open market and privately-negotiated transactions, aside from shares they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act, which would not be voted in favor of approving the business combination transaction) in favor of the Issuer's initial business combination. The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on October 7, 2025 (and is incorporated by reference herein as Exhibit 10.3).

Registration Rights Agreement

On October 2, 2025, in connection with the IPO, the Issuer, the Sponsor and other security holders entered into a registration rights agreement with the Issuer, pursuant to which the Sponsor was granted certain demand and "piggyback" registration rights, which will be subject to customary conditions and limitations. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on October 7, 2025 (and is incorporated by reference herein as Exhibit 10.4).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 - Securities Subscription Agreement, dated as of June 30, 2025, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on September 29, 2025).

Exhibit 10.2 - Private Placement Units Purchase Agreement, dated as of October 2, 2025, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 7, 2025).

Exhibit 10.3 - Insider Letter Agreement, dated as of October 2, 2025, by and among the Issuer, the Sponsor and the Issuer's officers and directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 7, 2025).

Exhibit 10.4 - Registration Rights Agreement, dated as of October 2, 2025, by and among the Issuer, the Sponsor and other security holders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 7, 2025).

Exhibit - 99.1 - Joint Filing Agreement, October 8, 2025, by and among the Reporting Persons.

## Signatures
- Range Capital Acquisition Sponsor II, LLC: /s/ Jason Simon, Jason Simon, Attorney-in-Fact (10/08/2025)
- Tim Rotolo: /s/ Jason Simon, Jason Simon, Attorney-in-Fact (10/08/2025)
Comment: * Jason Simon is signing on behalf of each of Range Capital Acquisition Sponsor II, LLC and Tim Rotolo, in each case, pursuant to power of attorney letters dated September 24, 2025 and December 10, 2024, respectively, which were previously filed with the Commission as Exhibit 24 to Form 3s filed by each of Range Capital Acquisition Sponsor II, LLC and Tim Rotolo on October 2, 2025, respectively, which letters are incorporated by reference into this Schedule 13D.